UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 12b-25

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2022

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PaxMedica, Inc.

Full Name of Registrant

303 South Broadway, Suite 125

Address of Principal Executive Office (Street and Number)

Tarrytown, NY 10591

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Additional time is required for PaxMedica, Inc. (the “Company”) to fully compile the necessary financial information and adequately complete its financial statements required to prepare its Quarterly Report on Form 10-Q for the period ended June 30, 2022. The Quarterly Report on Form 10-Q will be filed no later than the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stephen D. Sheldon	(239)	216-1459
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report in its Quarterly Report on Form 10-Q the following results of operations for the three months ended June 30, 2022, as compared to the corresponding period ended June 30, 2021:

Operating Expenses. The Company expects to report general and administrative expenses of approximately $0.8 million and $1.1 million for the three months ended June 30, 2022 and 2021, respectively. The decrease was primarily due to decreases of stock-based compensation and bonuses, payroll, and related expenses, offset by an increase of legal and professional fees. The Company expects to report research and development expenses of approximately $0.15 million and $0.9 million for the three months ended June 30, 2022 and 2021, respectively. The decrease was primarily attributable to lower costs incurred in connection with the Company’s research activities, including lower costs associated with activities related to the Company’s Human African Trypanosomiasis and autism spectrum disorder indications.

Other Income (Expenses), net. The Company expects to report other income of approximately $0.9 million for the three months ended June 30, 2022 compared with other expenses of $4.15 million for the three months ended June 30, 2021. The increase was comprised of a net change of income recognized for the changes in fair value of the Company’s warrant liability and Simple Agreement For Equity investment, offset by a loss on issuance, and a change in fair value, of the Company’s senior secured convertible promissory notes issued in 2022.

The Company's expected results of operations described above are preliminary and remain under review and are subject to change.

Forward-Looking Statements

This Form 12b-25 includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about the Company that may cause its actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “continue,” or the negative of such terms or other similar expressions. Factors that might cause or contribute to such a discrepancy include, but are not limited to, those described in the Company’s other U.S. Securities and Exchange Commission filings. These statements are based upon information available to the Company as of the filing date of this report, and while the Company believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and the Company’s statements should not be read to indicate that it has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

PaxMedica, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 26, 2022	By:	/s/ Howard J. Weisman
Name: Howard J. Weisman
Title: Chief Executive Officer